EXHIBIT 99.1

Addex Convenes Annual General Meeting 2023

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, May 5, 2023 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today that its Annual General Meeting will take place on Wednesday May 31, 2023, at 11:00 am CEST at the Campus Biotech, Chemin des Mines 9, 1202 Geneva (doors open at 10:30 am).

Agenda

1.   Approval of the Annual Report, the Annual Financial Statements and the Consolidated Financial Statements for the business year 2022
2.   Consultative vote on the Compensation Report for the business year 2022
3.   Appropriation of the results
4.   Discharge of the members of the Board of Directors and of the Executive Management
5.   Re-elections of the members of the Board of Directors and re-election of the Chairman of the Board of Directors
5.1.    Re-election of Vincent Lawton as member and Chairman of the Board of Directors
5.2.    Re-election of Raymond Hill as member of the Board of Directors
5.3.    Re-election of Timothy Dyer as member of the Board of Directors
5.4.    Re-election of Roger Mills as member of the Board of Directors
5.5.    Re-election of Jake Nunn as member of the Board of Directors
5.6.    Re-election of Isaac Manke as member of the Board of Directors
6.   Re-elections of the members of the Compensation Committee
6.1.    Re-election of Vincent Lawton as member of the Compensation Committee
6.2.    Re-election of Raymond Hill as member of the Compensation Committee
7.   Re-election of the Auditors
8.   Re-election of the Independent Voting Rights Representative
9.   Amendments to the Articles of Association
9.1.    Introduction of a capital band (article 3b of the Articles of Association)
9.2.    Increase of the conditional share capital and amendments related to the new corporate law (article 3c of the Articles of Association)
9.3.    Allowing loans to members of the Board of Directors and the Executive Management (article 30 of the Articles of Association)
9.4.    No renewal of the exemption from the duty to make an offer (opting-out of mandatory offer rules)
10.   Approval of the compensation of the members of the Board of Directors and of the Executive Management
10.1.    Compensation of the members of the Board of Directors
10.1.1.    For the period from the 2022 AGM to 2023 AGM
10.1.2.    For the period from the 2023 AGM to 2024 AGM
10.2.    Compensation of the members of the Executive management
10.2.1.    For the financial year 2022
10.2.2.    For the financial year 2024
11.   Miscellaneous

The full invitation to the AGM 2023 may be found in the General Meetings section of the Company’s website here.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAMs for CMT1A, chronic cough and several types of pain, mGlu7 NAM for stress related disorders, mGlu2 NAM for mild neurocognitive disorders and depression, M4 PAM for schizophrenia and other forms of psychosis, as well as mGlu4 PAM and mGlu3 PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.